EXHIBIT 12.1
SEMPRA ENERGY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

						Quarter ended
	1999	2000	2001	2002	2003	March 31, 2004

Fixed Charges and Preferred Stock Dividends:

Interest	$ 233	$ 308	$ 358	$ 350	$ 351	$ 85

Interest portion of annual rentals	10	8	6	6	5	1

Preferred dividends of subsidiaries (1)	16	18	16	15	11	3

Combined fixed charges and preferred stock
dividends for purpose of ratio	$ 259	$ 334	$ 380	$ 371	$ 367	$ 89

Earnings:

Pretax income from continuing operations	$ 573	$ 699	$ 731	$ 721	$ 742	$ 278

Total fixed charges (from above)	259	334	380	371	367	89

Less:
Interest capitalized	1	3	11	29	26	4
Equity in income (loss) of unconsolidated
subsidiaries and joint ventures	-	62	12	(55)	8	(6)

Total earnings for purpose of ratio	$ 831	$ 968	$ 1,088	$ 1,118	$ 1,075	$ 369

Ratio of earnings to combined fixed charges
and preferred stock dividends	3.21	2.90	2.86	3.01	2.93	4.15

(1) In computing this ratio, "Preferred dividends of subsidiaries" represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.